EXHIBIT 21

ROSE ROCK MIDSTREAM, L.P.
Subsidiaries

Entity	Place of Incorporation/Organization
Rose Rock Midstream Operating, LLC	Delaware
Rose Rock Midstream Energy GP, LLC	Delaware
Rose Rock Midstream Crude, L.P.	Delaware